Exhibit 4.16

MARKETING & ADVERTISING SERVICES AGREEMENT

This Service Agreement (the “Agreement”) has been entered into as of the Effective Date (defined below) by and between:

(1)	Opera Norway AS a company established under the laws of Norway, with its registered address at Vitaminveien 4, 0485 Oslo, Norway (“Opera”);

(2)

Mobimagic Digital Technology Limited a company established under the laws of Hong Kong, with its registered address at Unit 1201-05, 12/F, China Resources Building, No.26 Harbour Road, Wanchai, Hong Kong (“Company”);

hereinafter separately and together also as a “Party” and the “Parties” (as further defined below).

WHEREAS:

A.	Opera owns various browser and content discovery applications;

B.	Opera provides marketing services for its group affiliates and their applications;

C.	Opera provides advertising services for third parties;

D.	Company provides marketing services for Opera and for third parties;

E.	Company and Opera are parties to the Professional Services Agreement (SF#5979), effective June 1, 2016 (as amended, the “PSA”), under which Company provided marketing services to Opera; and

F.	Whereas the parties wish to clarify and restate their obligations to each other;

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	DEFINTIONS

1.1.	“Advertisements” means any and all advertising materials provided to Opera by Company, whether on Company’s own behalf, or on behalf of its Affiliates or advertising clients.

1.2.	“Advertising Services” has the meaning described in Section 3.

1.3.

“Affiliate” means a company that is directly or indirectly controlling, controlled by, or under common control with a Party to the Agreement, (where “control” means the ownership of more than fifty percent (50%) of the stock or other equity interests entitled to vote for the election of directors or an equivalent governing body).

1.4.

“Confidential Information” means non-public information that a party designates as being ‘proprietary’ or ‘confidential’ or which by its nature or the circumstances reasonably ought to be treated as confidential. Confidential Information includes the party’s software and prototypes and information relating to the party’s business affairs, including business methods, marketing strategies, pricing, competitor information, product development strategies, and financial results.” Confidential Information does not include information which (a) is known by the receiving party or its affiliates (as defined below), free of any obligation to keep it confidential; (b) is at the time of disclosure, or thereafter becomes, publicly available through no wrongful act of the receiving party or its affiliates; (c) is independently developed by the receiving party or its affiliates, without relying on or referring to the Confidential Information of disclosing party; or (d) is approved for release by prior written authorization of the disclosing party.” For purposes of this Section, “affiliates” means any corporation or other business entity in which, but only for so long as, either Party owns or controls directly or indirectly more than 50% of the outstanding stock or other voting rights entitled to elect directors.

1.5.	“CPI” means cost per Installation.

1.6.	“Effective Date” means April 1, 2020.

1.7.

“Installation” means an individual copy of the Software installed on a device that has never had the Software installed before that connects to Opera’s servers (or the Affiliate’s servers, as applicable) for the first time.

1.8.

“Insertion Order” or “IO” means an insertion, release or similar order requesting insertion of Advertisements in the Inventory, which order is submitted in the form attached hereto as Exhibit A and is executed between Company and Opera, or Opera’s Affiliate Opera Software Ireland Ltd.

1.9.	“Inventory” means the space made available for the placement of advertising in websites and/or products for which Opera has the right to serve Advertisements.

1.10.	“Marketing Services” has the meaning described in Section 2.

1.11.

“Party” or “Parties” means Opera, Company, or their respective Affiliates. For the avoidance of doubt, a reference to a Party in this Addendum shall be construed as a reference to that Party’s Affiliates.

1.12.	“Purchase Order” or “PO” means an order by which Opera may engage Company to perform Marketing Services.

1.13.	“Software” means either applications owned or distributed by Opera, its Affiliates, or third parties.

1.14.	“Terms & Conditions” means the standard terms and conditions governing Opera’s delivery of Advertisements to the Inventory which are set forth at https://www.opera.com/contract/insertion-order.

2.	SERVICES

2.1.	Marketing Services

Company shall provide Opera with marketing and distribution services for its Software and those of its Affiliates (the “Marketing Services”).

2.2.

From time to time, Opera may issue a Purchase Order to Company for Marketing Services. The Purchase Order shall describe the Software in question, the applicable commercial model (and the CPI rate or rates as applicable), any targeting criteria, territory, start dates, budget, and other parameters.

2.3.	Company shall then sign the Purchase Order and carry out the campaign as specified in the Purchase Order.

2.4.	Company shall have the right to receive all the rebates (if any) earned from the advertising platform (e.g., Google, Facebook) earned by Company by virtue of the Marketing Services.

2.5.	Performance will be tracked by Opera and reported to Company.

2.6.

Unless a different reconciliation period is specified in the Purchase Order, Company may invoice Opera on a quarterly basis. In the case of Software owned or controlled by Opera’s Affiliates, Company may invoice the Affiliate directly. Opera or Affiliate (as appropriate) shall pay Company within 30 days of receipt of Company’s correct and complete invoice.

3.	ADVERTISING SERVICES

3.1.

Company or its Affiliates shall be entitled to order the delivery of Advertisements to the Inventory by submitting a proposed IO for Opera’s review and, if approved, counter signature. For the avoidance of doubt, Opera shall not be under any obligation to accept a proposed IO submitted by Company or its Affiliates. Any such Order shall be in the form of the template attached to this Agreement as Exhibit B.

3.2.

The advertising campaigns subject to an executed IO will be delivered by Opera (and / or Opera’s Affiliates, including Opera Software Ireland Ltd.) in accordance with the Terms & Conditions which shall be deemed to be incorporated into this Agreement and any IO entered into hereunder. For the avoidance of doubt, the Parties agree that any terms in an Order that add to, or conflict with or contradict any provisions of this Agreement including the Terms & Conditions are excluded from this Agreement and have no legal effect notwithstanding the Parties execution of such IO.

3.3.

Notwithstanding anything to the contrary in the Terms & Conditions, Company shall pay to Opera the fees described in the relevant Order pursuant to the payment terms set forth in Section 3.4 of this Agreement.

3.4.	Advertising Services Fees

3.4.1.

Advertisements placed in third party Inventory (e.g., Google) will be charged at cost In the event that Opera earns a rebate from such third parties, Opera will share 2% of such rebate with Company as a commission.

3.4.2.	In the event that Company places Advertisements in Opera’s own Inventory, the fee will be set in accordance with Opera’s prevailing rate card.

3.4.3.

Opera will issue its invoices monthly or upon completion of each Order, whichever comes first. Invoices shall: (a) based on amounts actually delivered as reported by Opera in accordance with the Terms & Conditions; (b) include the Order number; (c) be issued within fifteen (15) business days of the end of each month and/or completion of each Order as the case may be; and (d) be issued to the invoicing email address indicated in the Order.

3.4.4.

Payment shall be made in the currency indicated in the Order by wire transfer (no checks) to the account identified in Opera's invoice and received by Opera within thirty (30) days from the date of issuance of the invoice.

3.4.5.

All fees under the Agreement are: (a) net of any agency fees or commissions; and (b) exclusive of customs, taxes, duties, VAT or excises in any form. Company shall pay at the rates prescribed by applicable law all VAT (and/or other similar sales taxes where applicable) on the amounts due under the Agreement.

3.4.6.

In the event Company fails to make timely payment or otherwise breaches the Agreement, Company will be responsible for all reasonable expenses (including attorneys’ fees) incurred by Opera in collecting such amounts and Opera reserves the right to suspend performance of its obligations under this Addendum.

4.	INTELLECTUAL PROPERTY RIGHTS

4.1.	Trademarks

Subject to the terms of this Agreement, Opera hereby grants to Company a revocable, non-sublicensable, non-exclusive license to use Opera’s trademarks (“Opera Marks”) solely in connection with Company's marketing and promotion of the embedded product as set forth in this Agreement. Company's use of the Opera Marks shall be subject to Opera’s Trademark Guidelines available at https://brand.opera.com. Company acknowledges that it shall acquire no proprietary rights whatsoever in and to the Opera Marks, which shall remain Opera’s sole and exclusive property for its unlimited exploitation and all use and acquired goodwill shall inure to Opera’s sole benefit.

4.2.	License to the Software

Solely in connection with this Agreement, Opera grants to Company (on opera’s behalf, or on behalf of Opera’s Affiliates, as applicable) a revocable, nonexclusive, worldwide license during the term of this Agreement to: display, promote, and distribute the executable version of the Software.

4.3.

Company shall ensure that any distribution of the Software to sub-distributors or other third parties shall be subject to terms equally protective of the rights of Opera as the terms of this Agreement.

4.4.

Nothing in this Agreement shall be deemed or construed as an assignment by a Party to the other Party of any Intellectual Property Rights which are the property of a party. For the avoidance of doubt, Opera, its Affiliates, and their respective suppliers (as applicable) own and retain sole and exclusive right, title and interest to the Software, Opera Marks and the intellectual property rights (including without limitation, all patent rights, design rights, copyrights, trademarks and trade secrets) embodied therein.

5.	CONFIDENTIALITY OBLIGATIONS

Neither party shall disclose the other party’s Confidential Information to third parties or use Confidential Information for any purpose other than for the proper fulfilment of this Agreement. Each party undertakes to safeguard the Confidential Information of the other party with the same degree of care as it would apply to its own Confidential Information. Such obligations will survive the expiration of this Agreement for a period of 5 years.

6.	WARRANTIES; INDEMNIFICATION

6.1.

Each Party represents that; a) it has full authority and all rights necessary to enter into this Agreement, and to grant the licenses described in this Agreement; b) its performance associated with this Agreement will be carried out in compliance with applicable law. Without limiting the generality of the foregoing, each Party represents and warrants that it will comply with all applicable laws concerning data privacy, and all applicable laws concerning anti-bribery / anti-corruption, including the UK Bribery Act and the US Foreign Corrupt Practices Act.

6.2.

Each Party (as the “Indemnifying Party”) agrees to indemnify and hold harmless the other Party (as the “Indemnified Party”) for any third-party claim alleging a violation of the Indemnifying Party’s representations and warranties contained in this Section 6.

6.3.

Each Party’s indemnification obligation hereunder to the other Party is expressly conditioned on the following: (a) the Indemnified Party shall promptly notify the Indemnifying Party in writing of any such claim or action of which it becomes aware; (b) the Indemnifying Party shall have the sole control of the defense and all negotiations for any settlement or compromise of such claim or action; and (c) the Indemnified Party will cooperate and, at the Indemnifying Party’s request and expense, assist in such defense. The Indemnifying Party agrees that it shall act reasonably and shall consult with the Indemnified Party before agreeing to any settlement.

7.	LIMITATION OF LIABILITY

7.1.

Neither Party shall be liable to the other Party in contract, tort or otherwise, whatever the cause, for any loss of profit, business or goodwill or any indirect, incidental or consequential costs, damages or expenses of any kind, except for such loss attributable to breach of confidentiality.

7.2.

In no event will either Party’s total cumulative liability for all claims arising out of or related to this Agreement exceed the total amount of fees paid by Opera to Company under this Agreement during the twelve (12) months immediately preceding such claim, except for liability for claims arising out of: (i) either Party's breach of its confidentiality obligations under Section 5 above; (ii) liabilities that cannot be limited by law; or (iii) either Party’s indemnification obligations under Section 6 above. The Parties agree that this Section 7 reflects a reasonable allocation of risk and that each Party would not enter into this Agreement without these limitations on liability.

8.	DATA PRIVACY

Any gathering, access, or other processing of any personal data by Company shall be conducted in accordance with applicable law and the terms of a separate data processing or transfer agreement to be entered into by the Parties.

9.	TERM AND TERMINATION

9.1.	This Agreement is effective as of the Effective Date and shall continue until terminated as provided herein.

9.2.

Either Party may terminate this Agreement for any reason upon 30 days’ notice to the other Party. In such event the Parties will reconcile any outstanding amounts due between them as of the effective date of termination.

9.3.	Any individual PO or IO may be terminated upon 14 days’ notice to the other Party, unless the Parties’ agree otherwise in such PO or IO.

9.4.

For the avoidance of doubt, termination of the Agreement shall be without prejudice to any PO or IO entered into under this Agreement. Likewise any PO or IO may be terminated individually without prejudice to this Agreement.

9.5.	Termination of Existing Agreements

As of the date of execution of this Agreement, the Parties agree the that PSA shall be regarded as terminated.

9.6.	Reconciliation

The Parties acknowledge that certain fees for Advertising Services are owing by Company to Opera as of the date of execution of this Agreement. The Parties agree to calculate and reconcile this outstanding amount in accordance with the terms of this Agreement within 30 days of its execution.

10.	FINAL TERMS

10.1.	Entire Agreement

This Agreement represents the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements relating to the subject matter hereof.

10.2.	Assignment

This Agreement may not be assigned or transferred by either Party without the other Party’s written consent, which shall not be unreasonably withheld.

10.3.	Invalid Provisions

Should any of the provisions contained in this Agreement prove to be inconsistent with law or invalid the Parties shall make their best efforts to replace such invalid provision with a valid one closest in the meaning to the original provision.

10.4.	No Waiver

No delay in exercising any right under this Agreement shall be deemed to mean a waiver of such right, nor shall the partial exercise of any right under this Agreement be deemed to mean the waiver of the right to further exercise such right, unless the provisions or the context of this Agreement requires otherwise.

10.5.	Relationship of the Parties

The Parties are independent contractors. Nothing in this Agreement will be deemed to create an agency, employment, partnership, fiduciary or joint venture relationship between the Parties. Company will not have, and will not represent to any third Party that it has, any authority to act on behalf of Opera.

10.6.	Governing Law; Dispute Resolution

This Agreement (and any question about its subsistence, effect or termination) shall be governed by and construed in accordance with English law (without regard to the conflicts of laws principles thereof).  Any and all disputes arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in English in accordance with the UNCITRAL Arbitration Rules for the time being in force at the commencement of the arbitration. The place of arbitration shall be Singapore before a tribunal of three arbitrators, one to be appointed by each of the parties and the third by the two so chosen, unless the parties have agreed to the appointment of a sole arbitrator. The parties agree that the seat of the arbitration shall remain in London.

10.7.	Amendments

The Agreement may be changed, amended or modified only by the written agreement of the Parties.

10.8.	Attachments

This Agreement has the following Attachments:

10.8.1.	Exhibit A – Template Purchase Order;

10.8.2.	Exhibit B – Template Insertion Order.

IN WITNESS THEREOF, the Parties have signed this Agreement:

Opera Norway AS	Mobimagic Digital Technologies Ltd.

________________________	________________________

Signature	Signature

________________________	________________________

Name	Name

________________________	________________________

Title	Title

________________________	________________________

Date	Date

Exhibit A – Purchase Order Template

PURCHASE ORDER

This Purchase is issued by Opera Norway AS (“Opera”) under and pursuant to the Service Agreement (SF #____) dated ______ (as amended, the “Agreement”), entered into by and between Opera and _______, (“Company”).

1.    Campaign Description:

Company will help distribute certain software applications (the “Software”) in certain territories. The distribution will be based on a CPI (Cost Per Install) model and/or any other applicable commercial model as outlined in the table below

Software:	LIST RELEVANT APPS TO BE INCLUDED
Commercial Model
Rate:
Campaign period:
Purchase Order Budget:
Territory:
Opera contact person:	Jorgen Arnesen: jorgena@opera.com

Opera will set up an online dashboard including daily installs and cost which shall be used for performance and budget control. Company shall share monthly reports and end of term reconciliation to the Opera contact person containing the following information: APP/ Month/ Media Source/platform/ GEO/Installs/Actual Cost /CPI.

Company may invoice Opera’s Affiliate ______ directly.

2	Signature:

By signing below, Company acknowledges and agrees to be bound by the campaign parameters set forth in this Order and in the Agreement.

Acknowledged & agreed:

INSERT REGISTERED LEGAL NAME

By:

Name:

Title:

Exhibit B – Insertion Order Template

Effective Date:
Insertion Order #:

Insertion Order

This Insertion Order is entered into by and between Opera Software Ireland Ltd. (“Opera”) and the counter-party identified below in Section 1 (“Company”). Opera and Company are referred to herein collectively as the “Parties” and each individually as a “Party”. The insertion order standard terms & conditions at https://www.opera.com/contract/insertion-order (“Terms & Conditions”) are incorporated into this Insertion Order by this reference. This Insertion Order and the Terms & Conditions collectively make up the “Agreement.” This Agreement governs the placement of Company’s promotional campaigns within Opera’s advertising inventory as further described herein.

1.	Contact Information:

Opera Contact Details:		Company Contact Details:
Name:	Opera Software Ireland Ltd. (“Opera”)	Name:	Mobimagic Digital Technology Limited
Sales Rep.:		Contact Person:
Address:	The Wilde 53 Merrion Square Dublin 2, D02 PR63 Ireland	Address:	Unit 1201-05, 12/F, China Resources Building, No.26 Harbour Road, Wanchai, Hong Kong
Email:	Operations: operaacctmgmt@opera.com Legal Notices: legal@opera.com Accounts receivable: invoice-ie@opera.com	Email:	Invoices:

2.	Campaigns:

Opera will display the specified Company Link(s) within the identified Opera Property(ies) for the Duration of the campaign, as further set forth below in Section 2 of this Insertion Order.

Duration: Length of campaign.	Opera Property: Location where Company’s Link will be displayed.	Company Link: Tagged URL and/or ad media provide by Company for display in the Opera Property.	Notes: Notes relating to the display of the Company Link in the Opera Property.
One month	[Bookmark, Speed Dial, or SPL] in Opera [Mobile, or Mini] X.X and later Setting(s): [Countries-Languages]\	[Tagged URL]\

3.	Term & Termination:

3.1	This Insertion Order shall take effect on the Effective Date and continue for the Duration of the campaign(s) set forth in Section 2 (“Term”).

3.1

This Insertion Order may be terminated by either party at any time, if the other party is in material breach of any term or condition of the Agreement and such breach is not remedied for a period of ten (10) business days after the party in breach has been notified of the breach by the other party. Either Party may terminate this Insertion Order at any time on thirty (30) days advance written notice to the other Party.

4.	Fees & Payment:

4.1	INSERT RELEVANT COMMERCIAL TERMS.

4.1

Opera issues its invoices monthly or upon completion of this order, whichever comes first. Invoices will be sent to the email address provided above. Payment shall be made by wire transfer (no checks) to the account indicated in Opera’s invoice and received by Opera within thirty (30) days from the date of invoice. Payments shall be made in the currency indicated in Section 4.1.

4.2

Within 10 days after each calendar month, Opera shall provide to Company a report by email sent to Company’s contact person identified above that states the total number of user initiated clicks on a Link implemented in an Opera Property.

5.	Signatures:

By signing below, the signatory entity represents that it has reviewed, and agrees to be bound by the Agreement.

accepted and agreed to by:

Opera Software Ireland Ltd	Mobimagic Digital Technology Limited

By: TEMPLATE – DO NOT SIGN	By: TEMPLATE – DO NOT SIGN
Name:	Name:
Title:	Title:
Date:	Date: